Exhibit 99.5

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS FIRST QUARTER FISCAL 2018 RESULTS

Vancouver, B.C., Canada – 20 December 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging integrator of small scale refinery infrastructure with stranded crude oil production, today announced its financial results for the first quarter of the Company's Fiscal 2018 year that ended on 30 September 2017 (the "Quarter").

The Company incurred a net loss during the Quarter of $833,318 compared to a loss of $91,458 for the same quarter last year, an increase of $741,860. The increase in loss was primarily due to non-cash transaction costs of $534,425 relating to the settlement of debt and acquisition of shares of joint venture partner Continental Hilir Indonesia Pte. Ltd. ("CHI") and the loss on settlement of a convertible note of $151,110. The Company issued 14,000,000 units to the shareholders of CHI in exchange for shares they held in CHI, and obtained majority control of CHI. Total fair value of the units issued amounted to $904,400, in return for the net liabilities of CHI worth $6,441 and the settlement of the previous cash advances received from CHI of $376,416, resulting in cost of acquisition of $534,425. The loss on settlement of convertible note pertained to the calculated fair value of the warrants included in the 10,350,000 units issued upon conversion of the note to the common shares of the Company.

Interest expense during the quarter was $8,506 compared to $11,819 during the same quarter last year. The decrease was primarily due to the Company’s settlement of a convertible note during the Quarter. The Company’s cash administrative costs were higher in the Quarter, $173,236 compared to $80,167 during the same quarter last year; primarily as a result of higher administrative and professional fees.

Share-based payments expense was $40,800 during the Quarter as compared to $ nil in the same quarter last year. The increase was the result of 4,000,000 incentive stock options with an exercise price of $0.15 granted to directors and officers of the Company.

The full text of the Company's interim unaudited and management prepared consolidated financial statements and the accompanying management discussion and analysis for the Quarter are both available for download from the Company's profile on SEDAR at www.sedar.com.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contacts: Byron Tsokas, Vice President, (1-403-779-9202) bstokas@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.